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                              May 19, 2021

       Sebasti  n Kanovich
       Chief Executive Officer
       dLocal Ltd
       Dr. Luis Bonavita, 1294
       Montevideo
       Uruguay 11300

                                                        Re: dLocal Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed May 5, 2021
                                                            File No. 333-255793

       Dear Mr. Kanovich:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed May 5, 2021

       Cover Page

   1. We note that you have included a graphic with various measures and metrics on the top half of page ii. Please
revise to include context for each of these measures, such as the applicable dates or
corresponding measurement periods.
       Summary, page 2

   2. Here and elsewhere in your prospectus, we note your use of net revenue retention rate, or
                                                        NRR, for the year ended
December 31, 2020 and the three months ended March 31, 2021, as well as the NRR for
the new merchants for the same periods. To the extent NRR is available for the year
ended December 31, 2019 and the three months ended March 31,
 Sebasti  n Kanovich
dLocal Ltd
May 19, 2021
Page 2
      2020, please include these figures, as appropriate. Also, please include the corresponding number of customers that represent the NRR for each period presented. Finally, if applicable, please include a breakdown of the percentage of NRR that is attributable to your standard fees for payment processing as compared to any start-up or onboarding fees.
Exhibits

3. We note prior comment 10 issued in our comment letter dated March 31, 2021 and we reissue it. Please file your agreements with Didi, Wix, Kuaishou, Amazon, Spotify,
      Microsoft, Mailchimp, Wikimedia, your customers that account for more than 10% of your total revenues (as discussed on page 30), as well as any other company with which you have a material agreement or tell us why you believe you are not required to do so.
      Refer to Part II. Item 8.a. of Form 20-F and Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ta Tanisha Meadows at (202) 551-3322 or Angela Lumley at
(202)
551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameSebasti  n Kanovich
                                                           Division of
Corporation Finance
Comapany NamedLocal Ltd
                                                           Office of Trade &
Services
May 19, 2021 Page 2
cc:       Manuel Garciadiaz
FirstName LastName